UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of November 2026

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeonnam-Gwangju, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited consolidated and separate results of operation for the third quarter of the fiscal year 2026 prepared in accordance with Korean International Financial Reporting Standards (K-IFRS) as shown below.

Disclaimer:

The financial information relating to the unaudited consolidated and separate results of operations of KEPCO for the third quarter of the fiscal year 2026 as presented below (the “Information”) has been prepared by KEPCO based on preliminary estimates and in accordance with K-IFRS. The Information has been neither audited nor reviewed by KEPCO’s independent accountants, KPMG Samjong Accounting Corp., or any other independent public accountants. The Information may differ from the actual results of operations of KEPCO, and accordingly should not be relied upon for investment or other purposes.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the third three-month and the first nine-month periods ended September 30, 2026 and 2025

(Unit : in billions of Korean Won)	2026 Jul.-Sep.	2025 Jul.-Sep.	Change	2026 Jan.-Sep.	2025 Jan.-Sep.	Change
Operating revenues	26,852	27,572	-720	73,169	73,747	-578
Operating income (loss)	1,644	5,652	-4,008	6,557	11,541	-4,984
Income (Loss) before income tax	1,252	5,349	-4,097	5,073	10,246	-5,173
Net income (loss)	836	3,790	-2,954	3,632	7,328	-3,696
Net income (loss) attributable to owners of the company	837	3,756	-2,919	3,597	7,221	-3,624

CONDENSED SEPERATE STATEMENTS OF COMPREHENSIVE INCOME

For the third three-month and the first nine-month periods ended September 30, 2026 and 2025

(Unit : in billions of Korean Won)	2026 Jul.-Sep.	2025 Jul.-Sep.	Change	2026 Jan.-Sep.	2025 Jan.-Sep.	Change
Operating revenues	25,932	27,007	-1,075	70,928	72,468	-1,540
Operating income (loss)	-99	2,679	-2,778	2,024	5,536	-3,512
Income (Loss) before income tax	-565	2,479	-3,044	2,681	6,071	-3,390
Net income (loss)	-434	1,818	-2,252	2,443	4,903	-2,460

*	The figures may not add up to the relevant total numbers due to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Joo, Hwa-Sik
Name:	Joo, Hwa-Sik
Title:	Vice President

Date: November 12, 2026